Capital Clean Energy Carriers Corp.

3 Iassonos Street

Piraeus, 18537 Greece

May 8, 2025

Via EDGAR

Securities and Exchange Commission,

Division of Corporation Finance,

100 F. Street, N.E.,

Washington, D.C. 20549

Re:	Capital Clean Energy Carriers Corp.
Registration Statement on Form F-3
Filed April 29, 2025
File No. 333-286825

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Capital Clean Energy Carriers Corp. (the “Company”), hereby requests that the effective date of the Company’s Registration Statement on Form F-3, file number 333-286825 (the “Registration Statement”) be accelerated so that the Registration Statement will become effective at 5:00 PM (EDT), on May 12, 2025, or as soon as practicable thereafter.

It would be appreciated if, as soon as the Registration Statement is declared effective, you would so inform John Horsfield-Bradbury at Sullivan & Cromwell LLP at +44 20 7959 8491.

Very truly yours,

Capital Clean Energy Carriers Corp.

By:	/s/ Gerasimos (Jerry) Kalogiratos
	Name:	Gerasimos (Jerry) Kalogiratos
	Title:	Chief Executive Officer

cc:	John Horsfield-Bradbury

Abigail Yevnin

(Sullivan & Cromwell LLP)